January 11, 2012

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:          Rockwood Holdings, Inc.

Form 10-K for the Year Ended December 31, 2010, filed February 28, 2011

Form 10-Q for the Period Ended September 30, 2011, filed October 26, 2011

Form 8-K, filed September 12, 2011

Form 8-K, filed October 19, 2011

File No. 1-32609

Rockwood Specialties Group, Inc.

Form 10-K for the Year Ended December 31, 2010, filed March 10, 2011

Form 10-Q for the Period Ended September 30, 2011, filed October 26, 2011

File No. 333-109686

Dear Mr. Decker:

Rockwood Holdings, Inc. (“Holdings”) and Rockwood Specialties Group, Inc. (“Group”) are providing the following responses to the comments contained in the comment letter of the Staff of the Commission dated December 27, 2011, as such comments were clarified in a telephonic discussion between Nudrat Salik of the Staff and Roxane Reardon of Simpson Thacher & Bartlett LLP on December 28, 2011. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Form 10-K for the Year Ended December 31, 2010

General

1.        Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Our comments on the Form 10-K you filed for Rockwood Holdings, Inc. also pertain to the Form 10-K filed for Rockwood Specialties Group, Inc.

Where a comment requests additional disclosures or other revisions to be made, we will include the additional disclosure or revisions in future filings.  As appropriate below, we have provided proposed revised text in bold italics as we expect such to appear in future filings.  We acknowledge that the Staff’s comments on the Form 10-K filed for Holdings also pertain to the Form 10-K filed for Group.

Management’s Discussion and Analysis of Financial Condition and Results....., page 37

Years ended December 31, 2010 Compared to year ended December 31, 2009, page 44

2.             We note your response to comment five from our letter dated November 29, 2011. You will include quantification with respect to the impact of each factor where two or more factors contribute to a fluctuation in a line item in a period-to-period comparison whenever quantifiable. Please show us in your supplemental response what the revisions will look like in future filings.

In response to the Staff’s comment, we set forth below an example of our revised disclosure we will include in future filings (revised and newly-added disclosure in bold):

“Net sales

Specialty Chemicals.  Net sales increased $166.6 million, or 16.7%, over the prior year primarily due to higher sales volumes of $205.1 million, partially offset by lower selling prices of $27.6 million and the negative impact of currency changes of $10.7 million. In the Fine Chemicals business, net sales increased primarily from higher volumes of lithium products of $76.7 million, as well as higher volumes of metal sulfide applications of $18.6 million.  These increases were partially offset by lower selling prices of potash and lithium carbonate of $40.0 million. Net sales in the Surface Treatment business were higher on increased volumes of $99.2 million in all markets, particularly in automotive, general industrial and coil/cold forming applications.

Performance Additives.  Net sales increased $55.2 million, or 8.2%, over the prior year primarily due to higher volumes of $39.7 million in our Clay-based Additives business, particularly in oilfield and other applications, as well as higher selling prices of $5.0 million; and higher volumes and selling prices of coatings applications of $9.3 million and $7.7 million, respectively, in our Color Pigments and Services business. This was partially offset by the negative impact of currency changes of $9.1 million and lower construction volumes of $5.5 million in the United States in our Color Pigments and Services business.

Titanium Dioxide Pigments.  Net sales increased $92.9 million, or 13.9%, over the prior year from higher volumes of $85.4 million in all applications, as well as higher selling prices of $37.8 million and a favorable product mix of $10.1 million. This was partially offset by the negative impact of currency changes of $40.4 million.

Advanced Ceramics.  Net sales increased $103.4 million, or 25.1%, over the prior year primarily from higher volumes of $129.0 million in all applications, primarily medical, electronics and multi-functional applications. This was partially offset by the negative impact of currency changes of $20.9 million and lower selling prices of $5.6 million.

Liquidity and Capital Resources, page 51

General

3.             We note your response to comment six from our letter dated November 29, 2011. You indicate that if cash and cash equivalents held by foreign subsidiaries were needed for your operations in the U.S., you do not believe that you would be required to accrue and pay taxes in the U.S. to repatriate these funds. Please tell us and disclose how you determined that you would not be required to accrue and pay taxes in the U.S. to repatriate cash and cash equivalents held by foreign subsidiaries.

As stated in the Company’s December 13, 2011 response provided to the Staff, the Company expects its domestic cash flows will be sufficient to meet its future domestic liquidity needs.  However, if circumstances arise where the Company has additional cash requirement needs in the U.S., it could borrow funds at reasonable rates under its senior secured credit agreement (availability under our revolving credit facility was $180.0 million as of December 31, 2010, subject to outstanding letters of credit of $33.5 million) or recall intercompany loans that are in place with certain foreign subsidiaries, both of which do not require us to accrue and pay additional taxes.

In response to the Staff’s comments, we will further revise the liquidity disclosure in future filings to include the requested disclosure.  For example, if we were filing the Form 10-K for the year ended December 31, 2010, we would include the following disclosure (further revised and newly-added language in bold):

As of December 31, 2010, the amounts of cash and cash equivalents held by our foreign subsidiaries were $280.3 million out of the total consolidated cash and cash equivalents of $324.1 million. We believe that the amount of funds held by our foreign subsidiaries as of such date not readily convertible into Euros or U.S. dollars was $6.1 million. Based on our domestic cash flows from operations and our other sources of liquidity, including the availability under our revolving credit facility of $180.0 million as of December 31, 2010, subject to outstanding letters of credit of $33.5 million, we believe we have sufficient access to funds for our expected future domestic liquidity needs. Our intent is to permanently invest foreign funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our operations in the U.S. Further, if the cash and cash equivalents held by our foreign subsidiaries were needed for our operations in the U.S., we do not believe we would be required to accrue and pay taxes in the U.S. to repatriate these funds as sufficient funds could be repatriated by recalling certain intercompany loans we have with our foreign subsidiaries.

Form 10-Q for the Period Ended September 30, 2011

General

4.             Please address the above comments in your interim filings as well, as applicable.

Where applicable, we will include the requested disclosure in future interim filings.

Form 8-K filed on September 12, 2011

5.             We note your response to comment 10 from our letter dated November 29, 2011. You indicate that in future filings you will present the most directly comparable financial measure calculated and presented in accordance with US GAAP and a reconciliation of the non-GAAP financial measure with the most comparable financial measure or measures calculated and presented. Please show us in your supplemental response what the revisions will look like.

In response to the Staff’s comment, and as stated in our letter to the Staff dated December 13, 2011, in future presentations where non-GAAP measures are used, we will present for the applicable periods the most directly comparable financial measure calculated and presented in accordance with US GAAP and a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure or measures calculated and presented.  We set forth in Appendix A an example of the reconciliations of non-GAAP financial measures to GAAP measures we will include in future filings.  As an example, we are using the reconciliations provided for the third quarter ended September 30, 2011, as well as the free cash flow reconciliation we provided to the Staff in our response letter dated December 13, 2011.

**********

Rockwood Holdings, Inc. and Rockwood Specialties Group, Inc. each acknowledge that:

•      Such company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•      Such company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss these matters further if you so desire.  Please feel free to contact me at 609-734-6403.

Sincerely,

/s/ Robert J. Zatta
Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc. and
Rockwood Specialties Group, Inc.

Copies to:
Ernest Greene — Securities and Exchange Commission
Nudrat Salik — Securities and Exchange Commission
Seifi Ghasemi—Rockwood Holdings, Inc.
Thomas J. Riordan—Rockwood Holdings, Inc.
Mark Kelly—Rockwood Holdings, Inc.
Doug Fuhrman—Deloitte & Touche LLP
Roxane F. Reardon—Simpson Thacher & Bartlett LLP

Appendix A

Reconciliation of Net Income to Adjusted EBITDA

	Third Quarter		Year-to-Date
($M)	Yr 2011	Yr 2010	Yr 2011	Yr 2010

Net income attributable to Rockwood Holdings, Inc.	$75.9	$40.5	$348.4	$129.8
Net income attributable to noncontrolling interest	11.9	3.0	32.6	5.2
Net income	87.8	43.5	381.0	135.0

Income tax provision	34.4	16.4	101.0	46.4
Income from discontinued operations, net of tax	—	(2.5)	(0.9)	(13.6)
Gain on sale of discontinued operations, net of tax	—	—	(119.4)	—
Income from continuing operations before taxes	122.2	57.4	361.7	167.8
Interest expense, net	26.3	38.6	74.0	116.7
Depreciation and amortization	67.0	61.8	200.2	188.4
Sub-Total	215.5	157.8	635.9	472.9
Restructuring and other severance costs	4.5	1.5	9.5	2.8
Systems/organization establishment expenses	0.3	0.1	1.3	1.5
Acquisition and disposal costs	0.2	0.4	0.4	1.0
Loss on early extinguishment/modification of debt	0.1	1.6	16.6	1.6
Asset write-downs and other	—	0.1	0.3	2.4
Foreign exchange loss (gain) on financing activities, net	2.4	(0.9)	(1.8)	(0.8)
Other	3.9	—	4.9	(0.7)
Adjusted EBITDA from continuing operations	226.9	160.6	667.1	480.7
Discontinued Operations – AlphaGary	—	8.5	0.2	25.6
Total Adjusted EBITDA	$226.9	$169.1	$667.3	$506.3

Reconciliation of Net Income/EPS as Reported to Net Income/EPS as Adjusted

	Third Quarter 2011		Year-to-Date 2011
	Net Income ($M)	Diluted EPS	Net Income ($M)	Diluted EPS

As reported	$75.9	$0.95	$228.1	$2.85
Adjustments to expenses from continuing operations:
Restructuring and other severance costs	3.8	0.05	7.5	0.09
Mark-to-market swap loss	1.6	0.02	—	—
Systems/organization establishment expenses	0.3	0.01	0.9	0.01
Loss on early extinguishment/modification of debt	0.1	—	13.5	0.17
Foreign exchange loss on financing activities, net	1.2	0.01	—	—
Asset write-downs and other	—	—	0.2	0.01
Other	1.8	0.02	2.9	0.04
Subtotal	8.8	0.11	25.0	0.32
Adjustments to income from continuing operations:
Foreign exchange gain on financing activities, net	—	—	(3.0)	(0.04)
Mark-to-market swap gain	—	—	(1.6)	(0.02)
Subtotal	—	—	(4.6)	(0.06)
Total adjustments(a)	8.8	0.11	20.4	0.26
As adjusted	$84.7	$1.06	$248.5	$3.11

Weighted average number of diluted shares outstanding		80,030		79,907

(a)          The tax effects of the adjustments are benefits of $3.6 million for the third quarter 2011 and $7.9 million for the first nine months 2011, based on the statutory tax rate in the various tax jurisdictions in which the adjustments occurred, adjusted for the impact of certain valuation allowances.

Tax Provision Reconciliation – Third Quarter 2011

	Third Quarter 2011
($M)	Income from cont. ops. before taxes and noncontrolling interest	Income tax provision(a)	Net (income) attributable to noncontrolling interest	Income from continuing operations

As reported	$122.2	$34.4	$(11.9)	$75.9
Adjustments to expenses from continuing operations:
Restructuring and other severance costs	4.5	0.7		3.8
Mark-to-market swap loss	3.9	1.2	(1.1)	1.6
Systems/organization establishment expenses	0.3	—		0.3
Loss on early extinguishment/modifications of debt	0.1	—		0.1
Foreign exchange loss on financing activities, net(b)	2.4	1.2		1.2
Other	4.1	1.4	(0.9)	1.8
As adjusted	$137.5	$38.9	$(13.9)	$84.7

(a)          The tax effects of the adjustments are based on the statutory tax rate in the various tax jurisdictions in which the adjustments occurred, adjusted for the impact of certain valuation allowances.

(b)         Foreign exchange gains / losses in the US have no tax associated with them due to the valuation allowance.
Foreign exchange gains / losses outside the US have a tax provision / benefit recorded which is added back for normalization purposes.

Reconciliation of Pre-Tax Income to Adjusted EBITDA – Third Quarter

($M)	Specialty Chemicals	Performance Additives	Titanium Dioxide Pigments	Advanced Ceramics	Discontinued Operations - AlphaGary	Corporate and other	Consolidated

Third Quarter 2011
Income (loss) - cont. ops. before taxes	54.7	18.3	47.2	27.4	—	(25.4)	122.2
Interest expense, net	8.5	2.2	6.1	5.2	—	4.3	26.3
Depreciation and amortization	19.6	14.6	18.2	13.3	—	1.3	67.0
Restructuring and other severance costs	2.9	1.1	—	0.4	—	0.1	4.5
Systems/organization establishment expenses	0.1	0.2	—	—	—	—	0.3
Acquisition and disposal costs	—	—	—	0.1	—	0.1	0.2
Loss on early extinguishment/modifications of debt	0.1	—	—	—	—	—	0.1
Asset write-downs and other	(0.1)	—	—	0.1	—	—	—
Foreign exchange loss on financing activities, net	0.5	0.2	—	1.0	—	0.7	2.4
Other	0.2	(0.1)	3.4	—	—	0.4	3.9
Adjusted EBITDA - continuing operations	$86.5	$36.5	$74.9	$47.5	—	$(18.5)	$226.9
Discontinued Operations – AlphaGary	—	—	—	—	—	—	—
Total Adjusted EBITDA	$86.5	$36.5	$74.9	$47.5	—	$(18.5)	$226.9

Third Quarter 2010
Income (loss) - cont. ops. before taxes	37.6	11.8	14.0	20.8	—	(26.8)	57.4
Interest expense, net	15.1	7.6	4.2	6.8	—	4.9	38.6
Depreciation and amortization	18.4	14.0	16.2	12.0	—	1.2	61.8
Restructuring and other severance costs	0.1	0.3	—	0.7	—	0.4	1.5
Systems/organization establishment expenses	0.1	—	—	—	—	—	0.1
Acquisition and disposal costs	(0.1)	0.1	—	—	—	0.4	0.4
Loss on early extinguishment/modifications of debt	0.7	0.3	—	0.4		0.2	1.6

($M)	Specialty Chemicals	Performance Additives	Titanium Dioxide Pigments	Advanced Ceramics	Discontinued Operations - AlphaGary	Corporate and other	Consolidated

Asset write-downs and other	0.1	—	—	—	—	—	0.1
Foreign exchange (gain) loss on financing activities, net	(1.2)	(0.1)	—	(0.4)	—	0.8	(0.9)
Other	—	0.1	(0.2)	—	—	0.1	—
Adjusted EBITDA - continuing operations	$70.8	$34.1	$34.2	$40.3	—	$(18.8)	$160.6
Discontinued Operations — AlphaGary	—	—	—	—	8.5	—	8.5
Total Adjusted EBITDA	$70.8	$34.1	$34.2	$40.3	$8.5	$(18.8)	$169.1

Reconciliation of Pre-Tax Income to Adjusted EBITDA — Year-to-Date

($M)	Specialty Chemicals	Performance Additives	Titanium Dioxide Pigments	Advanced Ceramics	Discontinued Operations - AlphaGary	Corporate and other	Consolidated

Year-to-Date 2011
Income (loss) - cont. ops. before taxes	165.0	61.8	126.6	83.6	—	(75.3)	361.7
Interest expense, net	26.5	6.9	9.2	16.8	—	14.6	74.0
Depreciation and amortization	58.8	43.3	53.6	40.4	—	4.1	200.2
Restructuring and other severance costs	7.0	1.9	—	0.5	—	0.1	9.5
Systems/organization establishment expenses	0.4	0.6	0.3	—	—	—	1.3
Acquisition and disposal costs	0.1	—	—	0.1	—	0.2	0.4
Loss on early extinguishment/modifications of debt	7.8	1.7	—	4.0	—	3.1	16.6
Asset write-downs and other	0.1	—	—	0.2	—	—	0.3
Foreign exchange (gain) loss on financing activities, net	(0.5)	1.2	—	0.8	—	(3.3)	(1.8)
Other	0.6	—	3.4	—	—	0.9	4.9
Adjusted EBITDA - continuing operations	$265.8	$117.4	$193.1	$146.4	—	$(55.6)	$667.1
Discontinued Operations — AlphaGary	—	—	—	—	0.2	—	0.2
Total Adjusted EBITDA	$265.8	$117.4	$193.1	$146.4	$0.2	$(55.6)	$667.3

Year-to-Date 2010
Income (loss) - cont. ops. before taxes	115.8	30.6	32.3	58.4	—	(69.3)	167.8
Interest expense, net	46.4	22.9	12.1	22.2	—	13.1	116.7
Depreciation and amortization	54.9	42.9	50.0	36.5	—	4.1	188.4
Restructuring and other severance costs	0.7	0.8	—	0.8	—	0.5	2.8
Systems/organization establishment expenses	0.8	0.3	0.3	0.1	—	—	1.5
Acquisition and disposal costs	0.4	0.1	—	—		0.5	1.0
Loss on early extinguishment/modifications of debt	0.7	0.3	—	0.4	—	0.2	1.6
Asset write-downs and other	0.2	2.1	—	—	—	0.1	2.4
Foreign exchange (gain) loss on financing activities, net	(1.3)	—	—	(0.5)	—	1.0	(0.8)
Other	(0.6)	0.6	(0.2)	—	—	(0.5)	(0.7)
Adjusted EBITDA - continuing operations	$218.0	$100.6	$94.5	$117.9	—	$(50.3)	$480.7
Discontinued Operations - AlphaGary	—	—	—	—	25.6	—	25.6
Total Adjusted EBITDA	$218.0	$100.6	$94.5	$117.9	$25.6	$(50.3)	$506.3

Reconciliation of Net Income/EPS — Third Quarter and Year-to-Date 2010

	Third Quarter 2010		Year-to-Date 2010
	Net Income ($M)	Diluted EPS	Net Income ($M)	Diluted EPS

As reported	$38.0	$0.49	$116.2	$1.50
Adjustments to expenses from continuing operations:
Restructuring and other severance costs	1.2	0.02	2.2	0.03
Loss on early extinguishment/modification of debt	1.4	0.02	1.4	0.02
Asset write-downs and other	0.4	—	1.8	0.02
Foreign exchange loss on financing activities, net	0.4	—	—	—
Systems/organization establishment expenses	—	—	1.0	0.01
Other	0.3	—	0.3	—
Subtotal	3.7	0.04	6.7	0.08
Adjustments to income from continuing operations:
Mark-to-market swap gain	(1.0)	(0.01)	(6.7)	(0.09)
Impact of tax related items	(0.6)	(0.01)	(4.8)	(0.06)
Foreign exchange gain on financing activities, net	—	—	(0.9)	(0.01)
Subtotal	(1.6)	(0.02)	(12.4)	(0.16)
Total adjustments(a)	2.1	0.02	(5.7)	(0.08)
As adjusted	$40.1	$0.51	$110.5	$1.42

Weighted average number of diluted shares outstanding		78,086		77,671

(a)          The tax effects of the adjustments are a provision of $0.1 million for the third quarter 2010 and a benefit of $4.9 million for the first nine months 2010, based on the statutory tax rate in the various tax jurisdictions in which the adjustments occurred, adjusted for the impact of certain valuation allowances.

Tax Provision Reconciliation — Year-to-Date 2011

	Year-to-Date 2011
($M)	Income from cont. ops. before taxes and noncontrolling interest	Income tax provision(a)	Net (income) attributable to noncontrolling interest	Income from continuing operations

As reported	$361.7	$101.0	$(32.6)	$228.1
Adjustments to expenses from continuing operations:
Loss on early extinguishment/modifications of debt	16.6	3.1		13.5
Restructuring and other severance costs	9.5	2.0		7.5
Systems/organization establishment expenses	1.3	0.3	(0.1)	0.9
Asset write-downs and other	0.3	0.1		0.2
Other	5.3	1.5	(0.9)	2.9
Adjustments to income from continuing operations:
Foreign exchange on financing activities(b)	(1.8)	1.2		(3.0)
Mark-to-market swap gain(c)	(1.0)	0.3	(0.3)	(1.6)
As adjusted	$391.9	$109.5	$(33.9)	$248.5

(a)          The tax effects of the adjustments are based on the statutory tax rate in the various tax jurisdictions in which the adjustments occurred, adjusted for the impact of certain valuation allowances.

(b)   Foreign exchange gains / losses in the US have no tax associated with them due to the valuation allowance.
Foreign exchange gains / losses outside the US have a tax provision / benefit recorded which is added back for normalization purposes.

(c)   MTM gains / losses in the US have no tax associated with them due to the valuation allowance.
MTM gains / losses outside the US have a tax provision / benefit recorded which is added back for normalization purposes.

Tax Provision Reconciliation 2010

	Third Quarter 2010				Year-to-Date 2010
($M)	Income from cont. ops. before taxes and non- controlling interest	Income tax provision(a)	Net (income) attributable to non- controlling interest	Income from continuing operations	Income from cont. ops. before taxes and non- controlling interest	Income tax provision(a)	Net (income) attributable to non- controlling interest	Income from continuing operations

As reported	$57.4	$16.4	$(3.0)	$38.0	$167.8	$46.4	$(5.2)	$116.2
Adjustments to expenses from continuing operations:
Restructuring and other severance costs	1.5	0.3		1.2	2.8	0.6		2.2
Loss on early extinguishment/ modifications of debt	1.6	0.2		1.4	1.6	0.2		1.4
Asset write-downs and other	0.1	(0.2)	0.1	0.4	2.4	(0.2)	(0.8)	1.8
Foreign exchange loss on financing activities, net(b)	(0.9)	(1.3)		0.4
Systems/organization establishment expenses	0.1	0.1		—	1.5	0.4	(0.1)	1.0
Other	0.4	0.1		0.3	0.3	—		0.3
Adjustments to income from continuing operations:
Foreign exchange gain on financing activities, net(b)					(0.8)	0.1		(0.9)
Mark-to-market swap gain(c)	(1.2)	(0.1)	0.1	(1.0)	(8.8)	(1.3)	0.8	(6.7)
Impact of tax related items	—	0.6		(0.6)	—	4.8		(4.8)
As adjusted	$59.0	$16.1	$(2.8)	$40.1	$166.8	$51.0	$(5.3)	$110.5

(a)              The tax effects of the adjustments are based on the statutory tax rate in the various tax jurisdictions in which the adjustments occurred, adjusted for the impact of certain valuation allowances.

(b)             Foreign exchange gains / losses in the US have no tax associated with them due to the valuation allowance.
Foreign exchange gains / losses outside the US have a tax provision / benefit recorded which is added back for normalization purposes.

(c)              MTM gains / losses in the US have no tax associated with them due to the valuation allowance.
MTM gains / losses outside the US have a tax provision / benefit recorded which is added back for normalization purposes.

Reconciliation of Net Cash to Adjusted EBITDA

	Third Quarter	Year-to-Date
($M)	Yr 2011	Yr 2011

Net cash provided by operating activities	$201.9	$366.7
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions	(33.5)	133.3
Current portion of income tax provision	27.9	79.7
Interest expense, net, excluding amortization of deferred financing costs and unrealized losses/gains on derivatives	21.2	71.3
Restructuring and other severance costs	4.5	9.5
Systems/organization establishment expenses	0.3	1.3
Acquisition and disposal costs	0.2	0.4
Bad debt provision	0.5	—
Other	3.9	4.9
Adjusted EBITDA - continuing operations	$226.9	$667.1
Discontinued Operations — AlphaGary	—	0.2
Total Adjusted EBITDA	$226 9	$667.3

Free Cash Flow Reconciliation

($ in millions)	Three Months Ended September 30, 2011

Net cash provided by operating activities of continuing operations	$201.9
Capital expenditures	(74.5)
Government grants received	3.5
Restructuring charges	2.8
Other	1.3
Free Cash Flow	$135.0